Mail Stop 3561

February 7, 2007

M. David Kamrat
Chairman and CEO
New World Brands, Inc.
340 West Fifth Ave
Eugene, Oregon 97401

Re: **New World Brands, Inc.**
       Item 4.01 Form 8-K filed September 21, 2006
       File No. 33-91432

Dear Mr. Kamrat:

  We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note the disclosures you have made in your Form 10-Q for the period ended September 30, 2006 regarding your change in accountants. We note that such disclosures are required to be included in a Form 8-K. Please see the Current Report on Form 8-K Frequently Asked Questions available at our website sec.gov. Ensure that you include a copy of the letter from your previous auditor filed as exhibit 16. We note that you disclosed the engagement of a new auditor. Ensure that your disclosures include the engagement date of the new auditors in your Form 8-K.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call me at (202) 551-3841.

Sincerely,

Michael Moran
Branch Chief